UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

2024 Annual Report

Name of issuer:

Murcada Health, LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Minnesota

Date of organization:

July 29, 2014

Physical address of issuer:

3600 Zenith Ave S, Minneapolis, Minnesota 55410

Website of issuer:

https://eff-bomb.com/

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	161,154	106,854
Cash & Cash Equivalents	1,004	1,207
Accounts Receivable:	23,250	3,486
Short-term Debt:	248,872	242,941
Long-term Debt:	0	0
Revenues/Sales	89,582	20,483
Cost of Goods Sold:	41,940	53,184
Taxes Paid:	0	0
Net Income:	-19,373	-90,856

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the nutraceutical industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the nutraceutical industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the nutraceutical industry;
- growth of, and risks inherent in, the nutraceutical industry in USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;

- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Murcada Health, LLC shall include any joint venture in which Murcada Health, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Murcada Health, LLC.

"Company " means Murcada Health, LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Murcada Health, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Non-Voting Membership Units of Murcada Health, LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Murcada Health, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Kevin Murphy   **Dates of Board Service:** June 2014

Principal Occupation:

Founder & CEO of Murcada Health

Kevin Murphy is an experienced entrepreneur whose latest venture, EFFBOMB, innovatively integrates wellness into daily routines with a multivitamin tablet that dissolves in coffee. With a background that spans from running a door-to-door cutlery business in college to developing international sales strategies in Asia, Kevin has a proven track record in manufacturing and sales. His entrepreneurial journey includes founding International Trading Post, LLC to connect U.S. wholesalers with Asian manufacturers, and leading sales for NuAire and LabAire, where he expanded distribution channels across multiple continents. Kevin's passion for creating products that simplify and enhance life is evident in EFFBOMB, his first consumer packaged goods product, designed to make daily health supplementation convenient and enjoyable.

Business Experience:

Experience


Principal Owner of Murcada Health | Makers of EFFBOMB
EFFBOMB
Jun 2014 - Present · 10 yrs
Greater Minneapolis-St. Paul Area

EFFBOMB, the flagship product of Murcada Health, is the original multivitamin for your coffee. It packs 20 essential vitamins and minerals into a single effervescent tablet that complements and dissolve in your morning cup of coffee.


National Sales Manager
Labaire Systems
Jul 2015 - Sep 2021 · 6 yrs 3 mos
Minneapolis, MN

• Leveraged industry network to support sales efforts
• Managed distributor and sales teams
• Developed product lines and sales networks


International Sales Manager
NuAire
Jun 2004 - Jul 2015 · 11 yrs 2 mos

• Oversaw the Asia, Middle East, and Africa sales territories
• Managed distributor network
• In-lab Technical Sales
• Led product training sessions

Principal Owner
International Trading Post, LLC
Mar 2001 - Mar 2004 · 3 yrs 1 mo

• Launched and managed growth of the company along with partner
• Facilitated relationships between U.S. retailers and manufacturers in China
• Supported business growth of U.S. companies


Sales Manager
PacificnetVentures.com
Jul 1999 - Feb 2001 · 1 yr 8 mos

• Identified potential customers
• Cultivated sales relationships
• Served as a liaison for U.S. companies looking for manufacturing partners in China

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Kevin Murphy	17,200 Voting Membership Units	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Voting Membership Units	N/A	17,200	YES	NO
Non-Voting Membership Units	N/A	2,800	NO	NO

Voting Membership Units and Non-Voting Membership Units have the same percentage of economic interest in the Company, except that the Voting Membership Units have voting rights while the Non-Voting Membership Units have no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Non-Voting Membership Units, have no voting rights over the affairs of the company.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation Overview

The current valuation of Murcada Health is set at **$2.9 million**. This valuation is primarily based on discretionary assumptions made by the board of directors, and it does not involve an independent valuation of the Membership Units. It is important for potential investors to understand that the Membership Units may have a value significantly less than the offering price. Moreover, there is no guarantee that the Units will ever attain a value equal to or greater than the offering price.

As a result of the valuation, the issued total number of shares is 20,000, thereby setting the **Non-voting Membership Unit* Price at $145**.

*Voting Membership Units and Non-Voting Membership Units have the same percentage of economic interest in the Company, except that the Voting Membership Units have voting rights while the Non-Voting Membership Units have no voting rights.

Valuation Justification Using Ritual Brand as a Comparative Example

1. Company Overview and Market Position

Ritual Overview:
■ Founded in 2016, Ritual is a health brand offering daily multivitamins tailored to different life stages and needs, such as for women, men, prenatal, and kids.
■ Known for its emphasis on clean, traceable ingredients, Ritual is renowned for its transparency in sourcing and formulation.

2. Market Analysis

Market Size and Growth:
■ The global market for dietary supplements is projected to grow significantly, underscored by a strong demand for personalized nutrition solutions.
■ Ritual operates in a premium segment, emphasizing high-quality, science-backed products.

3. Consumer Trends and Behavior

Target Demographics:
■ Primarily targets health-conscious consumers, especially millennials and women who value transparency and sustainability.
■ There is a growing interest in prenatal and children's supplements, which aligns with family-oriented products.
Health and Wellness Trends:
■ Increasing consumer demand for clean label products and traceable ingredients.
■ Heightened awareness of preventive health measures post-pandemic.

4. Product Evaluation

Product Differentiation:
■ Ritual's multivitamins feature a unique, delayed-release capsule design for better absorption.

- The brand's "Made Traceable" promise details the source and purpose of each ingredient.

Quality and Efficacy:
- Products are backed by clinical studies and rigorous testing.
- Products are Non-GMO, vegan-friendly, gluten-free, and free from artificial colorants and fillers.

5. Business Model and Financials

Revenue Streams:
- Subscription-based model ensuring recurring revenue.
- While individual product purchases are available, the focus is on subscriptions for consistent customer engagement.

Customer Acquisition and Retention:
- Strong online presence and effective use of digital marketing to drive brand awareness and consumer trust.

Financial Health:
- Ritual has secured significant funding, including a $25M Series B in 2019.

6. Marketing and Distribution

Marketing Strategy:
- Heavy focus on content marketing, educating consumers on health and nutrition.
- Utilizes influencer marketing and strategic collaborations.

Sales Channels:
- Primarily sold through their website and recent expansions into retail partnerships, e.g., Target.

7. Management Team
- Founded by Katerina Schneider, supported by a leadership team experienced in marketing, e-commerce, and scientific research.
- Advisory board includes experts in nutrition, medicine, and consumer goods.

8. Regulatory and Compliance

Regulatory Landscape:
- Fully compliant with FDA regulations and adheres to Good Manufacturing Practices standards.
- Emphasizes third-party testing and certification.

Risk Management:
- Strong focus on ingredient traceability and transparency minimizes risks related to recalls or adverse events.

Conclusion

The comparative analysis with Ritual highlights the potential and positioning of Murcada Health in a similar market. While the valuation methodologies may evolve in future corporate actions, the initial assumptions are rooted in current market dynamics and internal strategic evaluations. Future valuation methods could include market comparisons, financial performance metrics, and potential third-party assessments during significant corporate actions such as mergers, acquisitions, or public offerings.

Methods for how the securities may be valued by the issuer in the future:

When considering how the securities of Murcada Health may be valued by the issuer in the future, several methodologies can be applied. These valuation methods will be particularly relevant during subsequent corporate actions such as further rounds of financing, mergers, acquisitions, or potential public offerings:

1. Market Comparables
This method involves comparing Murcada Health with similar companies in the industry that are publicly traded or have recent funding rounds. Key financial metrics such as price-to-earnings (P/E) ratio, price-to-sales (P/S) ratio, and enterprise value-to-EBITDA (EV/EBITDA) are analyzed. This approach helps in understanding how the market values similar companies and applying these valuation multiples to Murcada Health's financials.

2. Discounted Cash Flow (DCF) Analysis
DCF is a fundamental valuation method used to estimate the value of an investment based on its expected future cash flows. This method involves projecting the company's free cash flows into the future and then discounting them back to the present using a discount rate, which reflects the riskiness of those cash flows. This method is particularly useful for assessing the intrinsic value of the company based on its ability to generate cash.

3. Cost Approach
The cost approach can be used particularly in a scenario where the company is not expected to continue as a going concern or in the valuation of certain assets. This method calculates the cost to recreate the business or its assets from scratch considering the current costs of setup and development, which can provide a baseline value.

4. Venture Capital Method
Used commonly in early-stage startups, this method involves estimating the terminal value of the company (expected exit value at the time of sale or IPO) and discounting it back to the present at a rate that reflects the high risk of the venture. It is suitable for companies that have high growth potential but not yet stable cash flows.

5. Earnings Multiplier
This method adjusts the P/E ratio to the scale of a private company and its specific risk profile. It applies an adjusted multiplier to the company's current or projected earnings. This approach can be straightforward and effective for businesses with stable and predictable earnings.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Non-Voting Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**
   The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
   Although as Non-Voting Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair

valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
The issuer has a line of credit with an interest rate of 8.25%, totaling $242,941 as of December 31, 2023. The line of credit is revolving with no maturity term.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
2024-07-09	Regulation Crowdfunding	Non-Voting Membership Units	$136,590	- Marketing - Product Development - Operational Costs	Ongoing

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

The company is a single person LLC , the needed capital was contributed during the year, and withdrawn as an when needed by the Owner, the net contribution or (distribution) is as below

Owner	2023	2022
Kevin Murphy - Contribution/(distribution)	$79,359	($88,109)

Monica Sinha is spouse of Kevin Murphy, $43,261 was paid to Monica Sinha from business during the year 2023 and is outstanding as Notes Recievable as on 31st Dec 2023.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Murcada Health, LLC, operating as EFFBOMB, has been operational since 2014. The company, founded by Kevin Murphy, is positioned in the dietary supplement market with its flagship product, EFFBOMB, a multivitamin tablet that uniquely dissolves in coffee.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2024

In 2024, Murcada Health, LLC experienced some key financial changes in its operations compared to 2023. The company saw a significant increase in sales, totaling $89,582 for the year, up from $20,483 in 2023.

Despite the increase in sales, the cost of goods sold (COGS) also rose to $41,940 in 2024 from $53,184 the previous year. However, the gross profit improved to $47,642 in 2024, compared to the gross loss of $(32,701) in 2023, indicating a major recovery in profitability.

Operating expenses for the year totaled $42,820, an increase from $36,685 in 2023. This increase was largely due to higher advertising expenses, which rose to $22,285 in 2024 from $1,812 in 2023. This suggests a strong strategic push for growth through marketing efforts. Other notable expenses included car and truck expenses at $4,887 and legal and professional fees at $4,080.

Despite the increase in operating expenses, the operating loss narrowed significantly to $(4,822) in 2024, compared to $(69,386) in 2023, reflecting a substantial improvement in

operational performance.

Interest expenses amounted to $24,195 in 2024, slightly up from $21,470 in 2023. This contributed to the overall net loss for the year of $(19,373), showing a significant improvement from the net loss of $(90,856) in 2023. While the company is still operating at a loss, the magnitude of the loss has decreased significantly, reflecting positive outcomes from improved revenue and more efficient expense management.

Cash Flows

In 2024, Murcada Health, LLC's financial activities were detailed across three main areas: operating, investing, and financing activities, providing a clear view of the company's cash flow dynamics for the year.

Operating Activities
The company reported a net loss of $19,373 in 2024, showing a significant improvement from a net loss of $90,856 in 2023. Despite this reduction in net loss, operational cash flows experienced continued strain:

- Net cash used by operating activities escalated to $76,676 in 2024 from $134,803 in 2023.
- There was an increase in accounts receivable by $19,764, reflecting delayed customer payments or an increase in credit sales.
- A significant increase in notes receivable by $8,261, reflecting extended credit terms to customers or other parties.
- The increase in inventory by $43,000 indicated more goods were purchased or produced, possibly to meet the higher sales demand.

Investing Activities
Murcada Health, LLC did not engage in any investing activities in 2024, as there were no transactions involving property and equipment. This indicates the company's ongoing strategy to conserve cash amidst operational challenges.

Financing Activities
Financing activities provided a net inflow, offering a crucial financial lifeline against the cash outflows from operating activities:

- Net proceeds from loans amounted to $5,931, significantly lower than $55,800 in 2023.
- Net proceeds from capital contributions were positive at $70,541, indicating ongoing support from investors to fund operations.
- Net cash from financing activities was $76,473 in 2024, down from $135,159 in 2023, reflecting a decrease in external financial inflows.

Cash and Cash Equivalents
The net decrease in cash and cash equivalents stood at $(203) for the year 2024, compared to an increase of $356 in 2023. This reflects the net effect of the company's

financial activities throughout the year.

Cash and cash equivalents at the end of the year increased to $1,004, up from $1,207 at the beginning of the year.

Liquidity and Capital Resources

In 2024, Murcada Health, LLC experienced significant changes in its financial position as detailed in its liquidity and capital resources. The analysis below outlines these changes by comparing the current year's figures with those from 2023.

Assets

- **Current Assets**:
  - ➢ **Cash and Cash Equivalents**: There was a decrease in cash and cash equivalents, falling from $1,207 in 2023 to $1,004 in 2024.
  - ➢ **Accounts Receivable**: Accounts receivable introduced in 2024 amounted to $23,250, reflecting an increase in credit extended to customers compared to $3,486 in 2023.
  - ➢ **Notes Receivable**: Notes receivable rose to $35,000 in 2024, showing an increase in longer-term receivables compared to $43,261 in 2023.
  - ➢ **Inventory in Hand**: Inventory levels rose to $101,900 in 2024, up from $58,900 in 2023, indicating increased stock for anticipated sales.
- The total current assets significantly increased to $161,154 in 2024 from $106,854 in 2023, driven primarily by the rise in inventory, accounts receivable, and notes receivable.

Liabilities and Stockholders' Equity

- **Current Liabilities**:
  - ➢ **Accounts Payable**: Accounts payable remained at $0 in 2024, continuing from the previous year.
  - ➢ **Line of Credit**: The line of credit increased to $248,872 in 2024 from $242,941 in 2023, reflecting continued borrowing to fund operations.
- Total current liabilities increased to $248,872 in 2024 from $245,741 in 2023, reflecting the rise in the line of credit.

Stockholders' Equity

- **Opening Capital**: The opening capital stood at $(138,887) in 2024, reflecting a decrease from $(127,390) in 2023 due to the ongoing operational losses.
- **Capital Introduction/(Distribution)**: 2024 saw a capital introduction of $70,541, slightly down from $79,359 in 2023, signaling continued equity investments to support the business.
- **Profit/(Loss) During The Year**: The net loss for the year was $(19,373) in 2024, improving from $(90,856) in 2023.

- **Total Stockholders' Fund**: Consequently, total stockholders' equity decreased to $(87,718) in 2024 from $(138,887) in 2023, reflecting the impact of the operational losses and reduced capital.

Financial Strategy and Forward-Looking Statements

Murcada Health expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering, and existing credit facilities. The company plans to raise additional funds if needed, though there are no assurances that such funding will be attainable on acceptable terms. Murcada Health is seeking a minimum of $50,025 in this offering, which is expected to improve the company's liquidity and balance sheet position. This funding, along with available cash and proceeds from the offering, is anticipated to be sufficient to finance operations over the next 12 months, ensuring the company's viability.
The company's financial position in 2024 shows improved liquidity but ongoing challenges with cash flows and debt levels. The proactive strategies and planned capital raising activities aim to stabilize and expand operations amidst ongoing financial constraints.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No

(ii) places limitations on the activities, functions or operations of such person?
No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://eff-bomb.com/

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kevin R. Murphy

[Signature Code: -ufofJ1mQsnniUVNAv8CfnGBuE4OlYmtnazt1RASWFFDhSopiZz247-IR4B2ZrFzKYsBgNTHInZkwgNYK86voQu5uplSN89JDaxZzQ269ncjGrsJ4prUJA]

Kevin Murphy
Founder & CEO
Murcada Health, LLC

Date: 30 Apr 2025

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN



Executive Summary

Company Overview
Murcada Health, LLC, operating under the brand name EFFBOMB, introduces an innovative approach to daily nutritional intake through a unique product that caters to the ubiquitous coffee drinking habit. By integrating essential vitamins and minerals into an effervescent tablet that dissolves in coffee, EFFBOMB is positioned to transform the morning routines of millions into an opportunity for health enhancement. This product

not only simplifies the consumption of supplements but also ensures that users start their day with a nutritional boost, seamlessly integrating into their existing lifestyle.



Mission Statement

"Empowering individuals to achieve daily nutritional excellence with simplicity and enjoyment, transforming routine into ritual."

Objectives

The primary goals for Murcada Health are to secure a robust retail presence both online and in physical stores, significantly increase brand visibility, capture and sustain a sizeable market share within the supplement industry, and establish EFFBOMB as the go-to nutritional choice for coffee lovers.

Company Description

Legal Business Name and Trading Name

Murcada Health, LLC operates commercially as EFFBOMB, reflecting its dynamic approach to health supplements.

Founder's Background

Kevin Murphy, the entrepreneur behind Murcada Health, brings a wealth of experience from a career spanning global manufacturing, sales, and strategic business development. His entrepreneurial ventures have included establishing key international relationships, particularly in Asia, which have been instrumental in navigating the complex manufacturing landscape necessary for producing EFFBOMB. His deep understanding of cross-cultural business dynamics and a passion for health innovation drive the company's vision.

Product Description

EFFBOMB is designed as an all-natural, low-calorie solution that dissolves quickly in coffee, providing a tasty and beneficial alternative to conventional supplement intake methods. By eliminating the need for swallowing pills or preparing separate drinks, EFFBOMB offers a straightforward, delightful way to consume a daily multivitamin.



Market Niche

Focusing on the intersection of coffee consumption and nutritional supplementation, EFFBOMB is uniquely positioned to appeal to a broad demographic of health-conscious consumers who are also coffee enthusiasts. This product is tailored for those seeking practical, innovative health solutions that fit easily into daily routines without requiring additional effort.

Market Analysis

Industry Overview

The dietary supplement industry is characterized by robust growth, driven by an increasing awareness of health and wellness, especially in the context of modern, fast-paced lifestyles. The global push towards preventive healthcare and personalized nutrition has opened new avenues for innovation in supplement delivery methods, such as EFFBOMB.

Target Market

EFFBOMB targets a diverse group of consumers, primarily aged between 25 and 50, who lead active, busy lives but are committed to maintaining their health. This includes professionals who rely on coffee to kickstart their day, health enthusiasts who are always on the lookout for the latest in nutritional advancements, and generally anyone integrating wellness into their daily regimen.

Competitive Analysis

The market analysis reveals a clear opportunity for a product like EFFBOMB. While there are other health supplements for coffee lovers, few offer the convenience and enjoyment of an effervescent tablet. Our SWOT analysis indicates that while there are strengths and opportunities in our innovative approach and market positioning, we must also be wary of potential threats from established supplement brands and new entrants. Strategic marketing and continuous product development are critical in maintaining a competitive edge.

Marketing Strategy

Product Positioning

EFFBOMB will be positioned as a revolutionary, must-have addition to the coffee-drinking experience, emphasizing its ease of use, health benefits, and great taste. The messaging will focus on how EFFBOMB transforms a daily habit into a healthful ritual.



Promotional Strategies

Our marketing strategy encompasses a multi-channel approach, combining digital marketing (SEO, pay-per-click advertising, social media campaigns, and influencer partnerships) with traditional advertising methods (print, radio, and event sponsorships). The goal is to build a strong brand presence that resonates with our target demographic, highlighting the unique benefits of EFFBOMB.

Pricing Strategy

Pricing will be competitive yet reflect the premium nature of the product. We will explore tiered pricing structures, discounts for subscriptions, and promotional offers to attract



and retain customers.

Sales Channels

Our sales strategy includes a strong e-commerce platform, partnerships with national and local coffee chains, health food stores, and gymnasiums, as well as exploring opportunities in new retail formats. Direct sales through our website will also be emphasized to capitalize on the higher margins and direct customer relationships.

Operational Plan

Production Plan

Our production strategy involves partnering with reputable, GMP-certified manufacturers in Asia to ensure high-quality production of EFFBOMB tablets. These partnerships have been established by leveraging Kevin Murphy's extensive network and experience in international trade. Quality control processes will be stringent, ensuring that each batch of EFFBOMB meets our high standards.

Facilities

Corporate operations are based in a modern office facility that supports our administrative functions, customer service, and marketing teams. A nearby warehouse handles logistics, inventory management, and order fulfillment, with scalability in mind to accommodate growth.

Technology

Advanced ERP and CRM systems are implemented to streamline operations, enhance customer interaction, manage inventory effectively, and provide detailed sales analytics that supports strategic decision-making.

Organizational Structure

Management Team

The team is composed of seasoned professionals with expertise in supplement formulation, marketing, digital technology, and logistics. This diverse skill set ensures comprehensive management coverage from product development through to customer delivery.

Staffing Needs

Immediate staffing needs include expanding our sales force to increase market penetration and enhancing our customer support team to maintain high service levels. Long-term, we plan to invest in research and development to innovate additional health products.

Financial Plan

Funding Requirements

The company seeks to raise $50,040 through Regulation Crowdfunding to ramp up production capabilities, expand marketing efforts, and fund initial inventory. This investment will support a planned rapid scale-up in operations and market penetration.

Financial Projections

Projections over the next five years show robust revenue growth with the potential to reach break-even within the first two years. Detailed financial models have been prepared, showing revenue growth, cost management, and profitability forecasts based on conservative, realistic, and optimistic scenarios.

Use of Funds

Detailed allocation of funds includes a significant portion towards production scale-up and marketing campaigns, with the remainder allocated to operational enhancements and reserve funds for unforeseen expenses.

Equity Crowdfunding Strategy

Campaign Strategy

A detailed campaign plan outlines the steps to launch and promote the crowdfunding initiative, including pre-launch activities, active campaigning, and post-campaign follow-up. Strategies include leveraging social media platforms, engaging with influential bloggers and vloggers in the health and wellness sectors, and conducting webinars and live Q&A sessions to engage potential investors.

Investor Relations

We commit to transparency and regular communication with our investors through monthly newsletters, detailed quarterly reports, and annual meetings. Investor feedback will be actively sought to improve our offerings and business practices.

Appendix B - RISK FACTORS

Risks Related to Business

Market and Demand Risks

■ **Market Acceptance and Product Adoption:**

There is significant uncertainty whether EFFBOMB will be accepted by consumers. The product's success depends heavily on consumer preferences, which can be unpredictable and subject to changes in trends.

■ **Economic Conditions:**

The general economic environment could impact consumer spending on discretionary items, including supplements like EFFBOMB. Economic downturns, inflation, or increased unemployment could reduce demand.

Competitive Landscape:

The dietary supplement market is intensely competitive. Larger companies with more financial resources and established market presence could introduce similar products, potentially undercutting EFFBOMB on pricing or through more extensive marketing campaigns.

Operational Risks

Supply Chain Disruptions:

Dependence on international suppliers for raw materials and manufacturing exposes the company to risks of supply chain disruptions due to factors like political instability, trade disputes, shipping delays, or natural disasters.

Quality Control and Product Safety:

Maintaining high-quality standards is critical. Any failure in quality control could lead to product recalls or health scares, damaging the brand's reputation and consumer trust.

Dependency on Key Personnel:

The success of Murcada Health heavily relies on the continued service of its founder and key management personnel. The loss of key team members could impact operational continuity and strategic direction.

Financial Risks

Limited Operating History:

Murcada Health has a limited operating history with EFFBOMB, which makes it difficult to evaluate its future prospects and financial performance accurately.

Cash Flow and Additional Funding:

There is no guarantee that the initial funding raised will be sufficient. The company may require additional funding, which might not be available on favorable terms and could be dilutive to existing shareholders.

Price Volatility of Raw Materials:

Fluctuations in the prices of raw materials required to produce EFFBOMB can affect profit margins. Sharp increases in costs without corresponding price adjustments to the product could negatively impact financial results.

Regulatory and Legal Risks

Regulatory Compliance:

- The dietary supplement industry is regulated by various government agencies, including the FDA. Changes in regulations or failures to comply with existing rules could lead to fines, penalties, or forced cessation of product sales.

■ Intellectual Property Risks:

- Protecting intellectual property rights is crucial. There is a risk of infringement claims by competitors, or alternatively, EFFBOMB may inadvertently infringe on the intellectual property rights of others.

■ Litigation Risks:

- The company may become involved in legal disputes related to consumer safety, advertising, labor laws, or other business practices. Litigation is costly and could consume significant managerial and financial resources.

Marketing and Branding Risks

■ Brand Reputation:

- Negative publicity, whether justified or not, could harm Murcada Health's brand and product sales. Managing public perception and maintaining a positive brand image are critical.

■ Marketing and Consumer Engagement:

- Ineffective marketing strategies or campaigns that fail to engage consumers could limit market penetration and growth prospects.

■ Changes in Consumer Health Trends:

- The health and wellness industry is subject to rapidly changing trends and scientific research that could alter public perceptions about the efficacy or safety of certain supplements, including EFFBOMB.

Certainly! Here's a detailed breakdown of risks specifically related to the Regulation Crowdfunding (RegCF) offering of Murcada Health, LLC, doing business as EFFBOMB. These risks focus on the nature of the investment and the specific mechanics of the crowdfunding process.

Risks Related to the RegCF Offering

Investment Risks

■ Liquidity Risk:

Shares purchased in a RegCF offering are typically subject to a one-year holding period before they can be resold, and even then, there is no guarantee of a secondary market. This lack of liquidity means that investors may not be able to sell their shares quickly or at a desired price.

■ No Guarantee of Return on Investment:

Investing in a startup like Murcada Health involves significant risks, including the complete loss of investment. There are no guarantees of profitability or dividends, making this a potentially high-risk investment.

■ Dilution Risk:

Future fundraising needed to support the company's growth may involve issuing additional shares, which would dilute the ownership percentage of existing shareholders, including RegCF investors.

■ **Minority Ownership:**
RegCF investors generally hold a minority stake and thus have limited ability to influence management decisions, corporate policy, or any other strategic direction of the company.

Offering-Specific Risks

■ **Valuation and Capitalization:**
The price of shares in the RegCF offering may not accurately reflect the current value of the company. Overvaluation could lead to losses for investors if the company needs to raise more money at a lower valuation in the future.

■ **Changes in the Offering Plan:**
Murcada Health reserves the right to make changes to the offering terms or even cancel the offering before it closes, under certain conditions. Any change could affect the investment decision or the terms on which the investment is made.

Regulatory and Compliance Risks

■ **Regulatory Actions and Changes:**
The crowdfunding market and its regulations are still relatively new and subject to change. New regulations or changes in existing laws could impact the terms of the offering or the operations of platforms hosting the crowdfunding.

■ **Compliance Failures:**
Failure to comply with ongoing regulatory requirements can lead to penalties, fines, or prohibitive legal costs, which could negatively impact Murcada Health's financial condition.

Market and Economic Risks

■ **Economic Downturns:**
Market conditions heavily influence crowdfunding success. An economic downturn at the time of the offering or during the investment period can affect the company's ability to achieve business goals, thus impacting the investment's potential return.

Campaign-Related Risks

■ **Failure to Reach Funding Target:**

If the crowdfunding campaign does not reach its funding target, the company may receive no funds from the campaign, or it might receive less than needed, which could affect its ability to execute the planned business strategy.

■ Miscommunication or Misunderstanding of Offer Terms:

Potential miscommunications or misunderstandings regarding the terms and conditions of the crowdfunding offer could lead to investor dissatisfaction or disputes, which might involve legal costs or damage the company's reputation.

Appendix C - SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
MURCADA HEALTH, LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Murcada Health, LLC, a company organized and existing under the laws of the State of Minnesota ("EFFBOMB" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, EFFBOMB has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Non-Voting Membership Units of EFFBOMB (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, EFFBOMB hereby issues to the Subscriber, and the Subscriber hereby subscribes from EFFBOMB **[Shares Subscripted] Units**, at a Per Units Price equal to **$145.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to EFFBOMB as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge EFFBOMB 10% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of EFFBOMB and such decision is based upon a review of the Form C which has been filed by EFFBOMB with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from EFFBOMB in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or

expense, necessary to verify the accuracy of the information about EFFBOMB;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of EFFBOMB or the composition of its board of directors. The owners of the Units are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in EFFBOMB;

d. EFFBOMB is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless EFFBOMB from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless EFFBOMB and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to EFFBOMB in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to EFFBOMB in connection therewith;

f. the Subscriber acknowledges that EFFBOMB has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and EFFBOMB shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and EFFBOMB is not in any way responsible) for compliance with:

     (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

     (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with EFFBOMB (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in EFFBOMB is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on EFFBOMB is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and EFFBOMB and depends on the advice of its legal and financial advisors and agrees that EFFBOMB will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and EFFBOMB; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by EFFBOMB. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by EFFBOMB and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes EFFBOMB to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2026, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Minnesota, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that EFFBOMB shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]

Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Murcada Health, LLC

_____

Name: Murcada Health, LLC
Title: Founder & CEO
Murcada Health, LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

MURCADA HEALTH, LLC
Years Ended December 31, 2024 and 2023
With Independent Accountant's Review Report

MURCADA HEALTH, LLC
Financial Statements
Years Ended December 31, 2024 and 2023

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Director
MURCADA HEALTH, LLC

I have reviewed the accompanying financial statements of MURCADA HEALTH, LLC, which comprise the balance sheets as of December 31, 2024 and 2023, the related statements of income, cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Friday, April 25, 2025

MURCADA HEALTH, LLC

Balance sheet (Unaudited)

		As on December 31,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents		1,004		1,207
Accounts Receivable		23,250		3,486
Notes Receivable		35,000		43,261
Inventory in Hand		101,900		58,900
Total current assets	$	**161,154**	$	**106,854**
Total Assets	$	**161,154**	$	**106,854**
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts Payable		-		2,800
Line of Credit @8.25%		248,872		242,941
Total current liabilities	$	**248,872**	$	**245,741**
Long-term liabilities		-		-
Total long-term liabilities	$	**-**	$	**-**
Total Liabilities	$	**248,872**	$	**245,741**
Opening Capital/Equity		(138,887)		(127,390)
Capital Introduction/(Distribution)		70,541		79,359
Profit/(Loss) During The Year		(19,373)		(90,856)
Total stockholders' Fund	$	**(87,718)**	$	**(138,887)**
Total liabilities and stockholders' Fund	$	**161,154**	$	**106,854**

See Independent Accountant's Review Report

		For the year Ended December 31,		
		2024		**2023**
Sales		89,582		20,483
Total Revenue	$	**89,582**	$	**20,483**
Costs of Good Sold		41,940		53,184
Total Cost of Goods Sold	$	**41,940**	$	**53,184**
Gross Profit/(Loss)	$	**47,642**	$	**(32,701)**
Operating Expenses:				
Advertising		22,285		1,812
Car and Truck Expenses		4,887		4,886
Legal and Professional		89		-
Rent		4,080		4,500
Taxes and Licenses		61		-
Meals		786		1,492
Bank Charges		170		945
Shipping and Postage		2,668		4,875
Computer and Software		3,760		2,376
Research and Development		2,240		14,695
Telephone		1,104		1,104
Product Samples		690		-
Total operating expenses	$	**42,820**	$	**36,685**
Operating Profit/(Loss)	$	**4,822**	$	**(69,386)**
Other (Expense)/Income				
Interest expense		(24,195)		(21,470)
Net Profit/(Loss)	$	**(19,373)**	$	**(90,856)**

See Independent Accountant's Review Report

	Common Stock/Additional Paid in Capital	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at December 31, 2021	62,940	-	62,940
Additional Paid in Capital/(Capital Distribution)	(88,109)	-	(88,109)
Less: Net Profit/(Loss)	-	(102,221)	(102,221)
Balance at December 31, 2022	**(25,169)**	**(102,221)**	**(127,390)**
Additional Paid in Capital/(Capital Distribution)	79,359	-	79,359
Less: Net Profit/(Loss)	-	(90,856)	(90,856)
Balance at December 31, 2023	**$ 54,190**	**$ (193,077)**	**$ (138,887)**
Additional Paid in Capital/(Capital Distribution)	70,541	-	70,541
Less: Net Profit/(Loss)	-	(19,373)	(19,373)
Balance at December 31, 2024	**$ 124,731**	**$ (212,450)**	**$ (87,718)**

See Independent Accountant's Review Report

MURCADA HEALTH, LLC

Statements of Cash Flows (Unaudited)

	December 31,	
	2024	**2023**
Operating activities		
Net income	(19,373)	(90,856)
(Increase)/Decrease in Accounts Receivable	(19,764)	(3,486)
(Increase)/Decrease in Notes Receivable	8,261	(43,261)
(Increase)/Decrease in Inventory	(43,000)	-
Increase (decrease) in trades/other payables	(2,800)	2,800
Net cash Generated/(used) by operating activities	**(76,676)**	**(134,803)**
Investing activities		
Property and equipment	-	-
Net cash used in investing activities	-	-
Financing activities		
Net Proceeds from loan	5,931	55,800
Net Proceeds from capital contribution/(distribution)	70,541	79,359
Net cash from financing activities	**76,473**	**135,159**
Net (decrease) increase in cash and cash equivalents	(203)	356
Cash and cash equivalents at beginning of year	1,207	851
Cash and cash equivalents at end of year	$ 1,004	$ 1,207

See Independent Accountant's Review Report

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Murcada Health, LLC ("the Company") is 100% owned by Kevin Murphy. The Company manufactures and distributes the EFFBOMB product which is a daily multivitamin for coffee. EFFBOMB is sold on a monthly subscription, direct to consumer model via a Shopify store at eff-bomb.com.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation/Amortization is computed using a straight-line mid- month convention method over the estimated useful lives of the assets

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily Cash at bank.

Inventory Value

The Inventories are valued at lower of cost or Net realisable Value of the Inventory.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions

The company is a single person LLC , the needed capital was contributed during the year, and withdrawn as an when needed by the Owner, the net contribution or (distribution) is as below

Owner	2024	2023
Kevin Murphy - Contribution/(distribution)	$70,541	$79,359

Monica Sinha is spouse of Kevin Murphy, the balance outstanding to Monica Sinha as Notes Recievable is $35,000 as on Dec 31, 2024 and $43,261 as on Dec 31, 2023.

3. Income Tax Expenses

The company has elected to file tax as an Single Member LLC, prior and current year losses are clubbed with the Income of the Owner hence Income Tax Expenses/Income is not provided for.

4. Commitments and Contingencies

As of the date of issuance of financials, April 25, 2024, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through April 25, 2024, the date on which the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.

See Independent Accountant's Review Report.   7